Exhibit 99.1


FINANCIAL FEDERAL CORPORATION REPORTS RECORD SECOND QUARTER RESULTS

    *  Record Net Income - $12.4 million (16% increase)
    *  Diluted EPS - $0.46 (12% increase)
    *  Record Finance Receivables Outstanding - $2.05 billion
    *  Loss Ratio - (0.02)% (annualized)


NEW YORK, NY:  March 5, 2007 - Financial Federal Corporation (NYSE:
FIF) today announced results for its second quarter ended January 31, 2007. Net income for the quarter increased 16% to $12.4 million from $10.7 million in the second quarter of fiscal 2006 due to higher average finance receivables. Diluted earnings per share increased by 12% to $0.46 from $0.41. Finance receivables originated during the quarter were $284 million compared to $325 million in the second quarter of fiscal 2006.

For the first six months of fiscal 2007 and 2006, net income was $24.6 million and $21.0 million, respectively, a 17% increase. Diluted earnings per share increased by 15% to $0.92 from $0.80. Finance receivables originated were $604 million in 2007 compared to $648 million in 2006. Finance receivables outstanding grew at an annualized rate of 6% to $2.05 billion at January 31, 2007 from $1.99 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Record earnings together with credit quality statistics remaining at historically low levels highlighted another outstanding quarter. However, receivables growth slowed due to general economic conditions and reduced demand for transportation equipment financing. A government mandated engine change effective in 2007 may have prompted truck buyers to accelerate purchases in 2006. The effects of this change should diminish as the industry adjusts."

Steven F. Groth, CFO, remarked: "Fitch Ratings affirmed our 'BBB+' long-term debt and 'F2' commercial paper ratings in January 2007, and we increased the size of our commercial paper program to $500 million from $350 million during the quarter."


Asset Quality
Asset quality measures continued at exceptional levels in the second quarter of fiscal 2007:
   * Net recoveries were $101,000 or (0.02)% (annualized) of average finance receivables compared to net charge-offs of $53,000 or 0.01% for the quarter ended October 31, 2006 and $72,000 or 0.02% for the quarter ended January 31, 2006.
   * Non-performing assets were 0.76% of total finance receivables at January 31, 2007 compared to 0.74% at October 31, 2006 and 0.68% at January 31, 2006.
   * Delinquent receivables (60 days or more past due) were 0.40% of total receivables at January 31, 2007 compared to 0.34% at October 31, 2006 and 0.50% at January 31, 2006.

Net recoveries were $48,000 or less than (0.01)% (annualized) of average finance receivables for the first six months of fiscal 2007 compared to net charge-offs of $109,000 or 0.01% for the first six months of fiscal 2006.


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Other Financial Highlights
   * Net interest margin declined to 5.09% in the second quarter from 5.21% in the second quarter of fiscal 2006 due to the inverted yield curve.
   * No provisions for credit losses were recorded in the second quarter or the first six months of fiscal 2007 and 2006 because of low net charge-off levels and receivables growth.
   * Salaries and other expenses increased by 7% to $6.1 million in the second quarter from $5.8 million in the second quarter of fiscal 2006 due to salary increases and an increase in the number of employees. The efficiency ratio improved to 23.3% from 24.6% and the expense ratio improved to 1.19% from 1.28%.
   * Return on equity improved to 12.0% from 11.8% in the second quarter of fiscal 2006.


Conference Call
The Company will host a conference call March 6, 2007 at 11:00 a.m.
(ET) to discuss its second quarter results. The call can be listened to on the Company's website www.financialfederal.com
(click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and waste services equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000

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               CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                              Three months ended     Six months ended
                                     January 31,          January 31,
---------------------------------------------------------------------
                                  2007      2006       2007      2006
=====================================================================
Finance income                 $47,383   $39,438    $94,313   $75,991
Interest expense                21,073    16,045     41,965    30,291
---------------------------------------------------------------------
  Net finance income before
  provision for credit losses
  on finance receivables        26,310    23,393     52,348    45,700
Provision for credit losses
  on finance receivables             -         -          -         -
---------------------------------------------------------------------
  Net finance income            26,310    23,393     52,348    45,700
Salaries and other expenses      6,142     5,761     12,251    11,259
---------------------------------------------------------------------
Income before income taxes      20,168    17,632     40,097    34,441
Provision for income taxes       7,773     6,904     15,472    13,468
---------------------------------------------------------------------
NET INCOME                     $12,395   $10,728    $24,625   $20,973
=====================================================================

Earnings per common share:
Diluted                          $0.46     $0.41      $0.92     $0.80
Basic                            $0.47     $0.42      $0.94     $0.81
=====================================================================

Number of shares used:
Diluted                         26,902    26,444     26,828    26,332
Basic                           26,289    25,799     26,242    25,760
=====================================================================


             CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                              (In thousands)

=====================================================================
                               January 31,     July 31,   January 31,
                                      2007         2006          2006
=====================================================================
ASSETS
Finance receivables             $2,050,948   $1,991,688    $1,810,406
Allowance for credit losses        (24,148)     (24,100)      (24,116)
---------------------------------------------------------------------
  Finance receivables - net      2,026,800    1,967,588     1,786,290
Cash                                 5,293        8,143         7,869
Other assets                        10,228       12,613        10,080
---------------------------------------------------------------------
TOTAL ASSETS                    $2,042,321   $1,988,344    $1,804,239
=====================================================================

LIABILITIES
Debt                            $1,550,368   $1,527,661    $1,369,300
Accrued interest, taxes and
 other liabilities                  76,547       70,304        68,474
---------------------------------------------------------------------
  Total liabilities              1,626,915    1,597,965     1,437,774

STOCKHOLDERS' EQUITY               415,406      390,379       366,465
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY    $2,042,321   $1,988,344    $1,804,239
=====================================================================

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